SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION Reports On-Target Revenues, Return to Operating Profitability in Second Quarter of 2009 dated July 30, 2009.

                                                                          ITEM 1

RADVISION
PRESS RELEASE

     Corporate Contacts:                                     Investor Relations:
     Adi Sfadia                                                   June Filingeri
     Chief Financial Officer                                   Comm-Partners LLC
     RADVISION                                                   +1 203-972-0186
     +1 201-689-6340                                       junefil@optonline.net
     cfo@radvision.com

            RADVISION REPORTS ON-TARGET REVENUES, RETURN TO OPERATING
                    PROFITABILITY IN SECOND QUARTER OF 2009

                         - Revenues Are $19.6 Million -
 - Operating Income is $0.4 Million; Non-GAAP Operating Income is $1.5 Million -
                  - GAAP EPS is $0.02; Non-GAAP EPS is $0.08 -

TEL AVIV, July 30, 2009 -- RADVISION(R) (Nasdaq: RVSN) reported today that revenues for the second quarter of 2009 were $19.6 million compared with revenues of $20.8 million in the second quarter of 2008.

The Company returned to operating profitability in the second quarter of 2009 as forecasted, with operating income of $0.4 million compared with an operating loss of $4.3 million in the second quarter of 2008. On a non-GAAP basis, operating income was $1.5 million in the second quarter of 2009 compared with an operating loss of $3.0 million in second quarter of 2008, excluding the effects of stock-based compensation expense in accordance with SFAS 123R in both periods.

Net income for the second quarter of 2009 was $0.4 million, or $0.02 per diluted share, compared with a net loss of $3.9 million, or $0.19 per share, in the second quarter of 2008. On non-GAAP basis, net income for the second quarter of 2009 was $1.6 million, or $0.08 per diluted share, excluding stock-based compensation expense of $1.1 million equivalent to $0.06 per diluted share. This compares with a non-GAAP net loss of $2.2 million or $0.10 per share in second quarter of 2008, which excludes stock-based compensation expense of $1.3 million and a loss of $0.4 million due to the write-down of certain Auction Rate Securities, with the total of $1.7 million equivalent to $0.09 per diluted share.

Total revenues for the second quarter of 2009 consisted of $15.0 million for the Networking Business Unit (NBU) and $4.6 million for the Technology Business Unit
(TBU) compared with $15.5 million for the NBU and $5.3 million for the TBU reported in the second quarter of 2008.

For the first six months of 2009, revenues were $37.9 million, the operating loss was $0.9 million and the net loss was $0.4 million, or $0.02 per diluted share. This compares with revenues of $40.5 million, an operating loss of $8.4 million, and a net loss of $6.9 million, or $0.33 per diluted share, in the first six months of 2008. On a non-GAAP basis, the Company had operating income of $1.3 million and net income of $2.1 million or $0.11 per diluted share for the first six months of 2009. This excludes the effect of stock-based compensation expense of $2.3 million and a loss of $0.2 million due to the write-down of certain Auction Rate Securities, with the total of $2.5 million equivalent to $0.13 per diluted share. The non-GAAP operating loss for the first six months of 2008 was $5.8 million and the net loss was $3.9 million, or $0.19 per diluted share. This excludes stock-based compensation expense of $2.6 million and a loss of $0.4 million due to the write-down of certain Auction Rate Securities, with the total of $3.0 million equivalent to $0.14 per diluted share.

The Company ended the second quarter of 2009 with approximately $118.1 million in cash and liquid investments, equivalent to $6.08 per basic share, an increase of $0.5 million from March 31, 2009. The increase reflects $1.0 million provided by operating activities offset by $0.5 million used for capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "Returning to operating profitability in the second quarter was an important next step in the plan we announced 18 months ago to restore profitable growth. To accomplish our plan, we completed an accelerated investment in R&D and marketing and sales in 2008, which enabled us to reach an important new milestone in the second quarter of 2009 in our objective to reassert our technology leadership.

"That milestone was the introduction of SCOPIA 7.0, a powerful combination of products for scalable and affordable High Definition (HD) videoconferencing. SCOPIA 7.0 includes our Next Generation videoconferencing MCU, the SCOPIA Elite, an entirely new architecture utilizing the latest in DSP technologies and supporting high-end HD up to full 1080p resolution, as well as our Scalable Video Coding (SVC) technology along with other enhancements to our desktop and recording product lines. We also introduced an exciting and potentially revolutionary new product, the VC240, which our Technology Business Unit developed with Samsung, the world leader in LCD screen technology. The VC240 is an all-in-one desktop device that integrates advanced HD videoconferencing into a high-resolution multimedia LCD monitor. Because the VC240 processes full HD video within the device, it can operate independently of the PC and can be used as a desktop videophone without having to boot up the PC. Samsung and RADVISION are first to market with such an all-in-one desktop unit at an affordable price, about one-third of any competing Executive Desktop product, which could help commoditize and democratize videoconferencing.

"We also made further progress in broadening and deepening our partner relationships in the second quarter of 2009 including Alcatel-Lucent, building upon our video solution for MyTeamwork and our already productive marketing relationship. IBM Japan announced the launch in May of their Desktop Video Enterprise Services through IBM Global Services based on the full line of RADVISION products including the SameTime integration with SCOPIA Desktop. Our OEM partner LifeSize will include SCOPIA Elite in their product line. We had strong revenues from our largest partner Cisco in the second quarter and certification of SCOPIA 7.0 for Cisco is underway.

"In addition to its enormous achievement in co-developing the VC240, our TBU had several important deals in the second quarter demonstrating how we are extending our TBU market solutions beyond standard applications to provide solutions in projects for voice and video clients and Unified Communications client solutions."

Boaz Raviv, Chief Executive Officer, concluded: "The second quarter of 2009 reflects a period of exciting innovation and continued strategy execution for our Company. In the third quarter, we are focusing on the very important and demanding next step of rolling out our new products to all our OEM partners, which entails certifying each product in each of our OEM partner's environments. We plan to finish the certification and customization of SCOPIA Elite and SCOPIA
7.0 for our partners by the fourth quarter and expect sales from those products to begin ramping up at the time. We expect the VC240 to be generally available at the end of September.

"As a result of this timetable and recognizing that the recessionary environment is continuing to delay some major deals, we expect to achieve a modest sequential increase in revenues with stronger growth in operating income in the third quarter of 2009, followed by a return to year-over-year revenue growth and greater profitability in the final quarter of 2009."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the third quarter of 2009 of approximately $20.0 million and net income of approximately $0.6 million or $0.03 per diluted share. This includes stock-based compensation expense in accordance with SFAS 123R of $1.2 million or $0.06 per diluted share. Excluding this item, non-GAAP net income for the third quarter of 2009 is expected to be $1.8 million or $0.09 per diluted share. That compares to revenues in the third quarter of 2008 of $21.6 million and a net loss of $4.5 million or $0.22 per diluted share, including stock-based compensation expense of $1.7 million and a loss of $1.1 million due to the write-down of certain Auction Rate Securities, with the total of $2.8 million equivalent to $0.13 per diluted share. Excluding the effect of these items, the net loss for the third quarter of 2008 was $1.7 million or $0.09 per diluted share. (Full details of the Company's forecast are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Second Quarter 2009 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its second quarter 2009 results and third quarter outlook, today, Thursday, July 30, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on August 6th. To access the replay, please dial 1-888-562-5414 (International dialers may call +1-203-369-3762).

The PowerPoint presentation highlighting key financial metrics as well as the third quarter 2009 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on July 30th and will be archived on the website until the end of the third quarter.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                - TABLES FOLLOW -

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data



                                                          Three months ended                   Six months ended
                                                               June 30,                            June 30,
                                                    ----------------------------    -----------------------------
                                                        2009             2008           2009             2008
                                                    ------------    ------------    ------------    -------------
                                                                               Unaudited
                                                    -------------------------------------------------------------

Revenues                                            $     19,582    $     20,845    $     37,881    $     40,452
Cost of revenues                                           4,224           4,628           8,335           8,825
                                                    ------------    ------------    ------------    ------------

Gross profit                                              15,358          16,217          29,546          31,627
                                                    ------------    ------------    ------------    ------------

Operating costs and expenses:
  Research and development                                 6,733           9,233          13,817          17,373
  Marketing and selling                                    6,911           9,030          13,996          18,413
  General and administrative                               1,297           2,253           2,679           4,252
                                                    ------------    ------------    ------------    ------------

Total operating costs and expenses                        14,941          20,516          30,492          40,038
                                                    ------------    ------------    ------------    ------------

Operating income (loss)                                      417          (4,299)           (946)         (8,411)
Financial income, net                                        372             412           1,004           1,456
                                                    ------------    ------------    ------------    ------------

Income (loss) before taxes on income                         789          (3,887)             58          (6,955)
Taxes benefit (taxes on income)                             (353)             12            (459)              9
                                                    ------------    ------------    ------------    ------------

Net income (loss)                                   $        436    $     (3,875)   $       (401)   $     (6,946)
                                                    ============    ============    ============    ============

Basic net earnings (loss) per Ordinary share        $       0.02    $      (0.19)   $      (0.02)   $      (0.33)
                                                    ============    ============    ============    ============

Weighted  Average  Number of  Shares  Outstanding
  During the Period - Basic                           19,429,130      20,637,359      19,496,699      20,880,041
                                                    ============    ============    ============    ============

Diluted net earnings (loss) per Ordinary share      $       0.02    $      (0.19)   $      (0.02)   $      (0.33)
                                                    ============    ============    ============    ============

Weighted  Average  Number of  Shares  Outstanding
  During the Period - Diluted                         19,518,982      20,637,359      19,496,699      20,880,041
                                                    ============    ============    ============    ============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income (loss) and earnings (loss) per share, which are adjusted from results based on GAAP to exclude net loss from other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

                                                          Three months ended
                                                             June 30, 2009
                                              ---------------------------------------------
                                                              (Unaudited)
                                              ---------------------------------------------
                                                                Non-GAAP
                                                                adjustment
                                              GAAP results      share-based       Non-GAAP
                                              (as reported)     compensation       results
                                              -------------     ------------      --------
Gross profit                                    $15,358          $    83          $15,441
Total operating costs and expenses              $14,941          $(1,034)         $13,907
Operating income                                $   417          $ 1,117          $ 1,534
Income before taxes on income                   $   789          $ 1,117          $ 1,906
Net income                                      $   436          $ 1,117          $ 1,553
                                                =======          =======          =======
Basic net earnings per Ordinary share           $  0.02          $  0.06          $  0.08
                                                =======          =======          =======
Diluted net earnings per Ordinary share         $  0.02          $  0.06          $  0.08
                                                =======          =======          =======


                                                          Three months ended
                                                             June 30, 2009
                                              ---------------------------------------------
                                                              (Unaudited)
                                              ---------------------------------------------
                                                                Non-GAAP
                                                                adjustment        Non-GAAP
                                              GAAP results      share-based        results
                                              (as reported)     compensation      Pro Forma
                                              -------------     ------------      ---------
Gross profit                                    $ 16,217          $     94        $ 16,311
Total operating costs and expenses              $ 20,516          $ (1,173)       $ 19,343
Operating loss                                  $ (4,299)         $  1,267        $ (3,032)
Loss before taxes on income                     $ (3,887)         $  1,713        $ (2,174)
Net loss                                        $ (3,875)         $  1,713        $ (2,162)
                                                ========          ========        ========
Basic net loss per Ordinary share               $  (0.19)         $   0.09        $  (0.10)
                                                ========          ========        ========
Diluted net loss per Ordinary share             $  (0.19)         $   0.09        $  (0.10)
                                                ========          ========        ========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                           Six months ended
                                                             June 30, 2009
                                              ---------------------------------------------
                                                              (Unaudited)
                                              ---------------------------------------------
                                                                Non-GAAP
                                                                adjustment        Non-GAAP
                                              GAAP results      share-based        results
                                              (as reported)     compensation      Pro Forma
                                              -------------     ------------      ---------
Gross profit                                     $ 29,546        $    178          $ 29,724
Total operating costs and expenses               $ 30,492        $ (2,107)         $ 28,385
Operating income (loss)                          $   (946)       $  2,285          $  1,339
Income before taxes on income                    $     58        $  2,544          $  2,602
Net income (loss)                                $   (401)       $  2,544          $  2,143
                                                 ========        ========          ========
Basic net income (loss) per Ordinary share       $  (0.02)       $   0.13          $   0.11
                                                 ========        ========          ========
Diluted net income (loss) per Ordinary share     $  (0.02)       $   0.13          $   0.11
                                                 ========        ========          ========

                                                            Six months ended
                                                             June 30, 2009
                                              ---------------------------------------------
                                                              (Unaudited)
                                              ---------------------------------------------
                                                                Non-GAAP
                                                                adjustment        Non-GAAP
                                              GAAP results      share-based        results
                                              (as reported)     compensation      Pro Forma
                                              -------------     ------------      ---------
Gross profit                                    $ 31,627          $    195        $ 31,822
Total operating costs and expenses              $ 40,038          $ (2,376)       $ 37,662
Operating loss                                  $ (8,411)         $  2,571        $ (5,840)
Loss before taxes on income                     $ (6,955)         $  3,017        $ (3,938)
Net loss                                        $ (6,946)         $  3,017        $ (3,929)
                                                ========          ========        ========
Basic net loss per Ordinary share               $  (0.33)         $   0.14        $  (0.19)
                                                ========          ========        ========
Diluted net loss per Ordinary share             $  (0.33)         $   0.14        $  (0.19)
                                                ========          ========        ========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                     June 30,      December 31,
                                                       2009            2008
                                                 ---------------  --------------
                                                    Unaudited         Audited
                                                 ---------------  --------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                     $  23,547        $  37,872
  Short-term bank deposits *)                         67,810           52,026
  Short-term marketable securities *)                 15,276           14,350
  Trade receivables, net                              15,651           14,118
  Other accounts receivable and prepaid expenses       5,974            6,102
  Inventories                                          1,119            1,185
                                                   ---------        ---------

Total current assets                                 129,377          125,653
                                                   ---------        ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term marketable securities *)                  11,495           17,005
  Long-term prepaid expenses                           1,108            1,278
  Severance pay fund                                   5,331            4,591
  Long-term deferred tax asset                         5,269            4,995
                                                   ---------        ---------

Total long-term investments and receivables           23,203           27,869
                                                   ---------        ---------

Property and equipment, net                            4,828            5,428
                                                   ---------        ---------

Goodwill                                               2,966            2,966
                                                   ---------        ---------

Other intangible assets, net                             -                272
                                                   ---------        ---------

Total assets                                       $ 160,374        $ 162,188
                                                   =========        =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $   2,333        $   2,052
  Deferred revenues                                    7,319            8,309
  Accrued expenses and other accounts payable         13,919           16,389
                                                   ---------        ---------

Total current liabilities                             23,571           26,750
                                                   ---------        ---------

Accrued severance pay                                  6,488            5,855
                                                   ---------        ---------

Total liabilities                                     30,059           32,605
                                                   ---------        ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                   234              234
  Additional paid-in capital                         143,648          141,107
  Treasury stock                                     (33,847)         (32,733)
  Accumulated other comprehensive income              (1,129)             348
  Retained earnings                                   21,409           20,627
                                                   ---------        ---------

Total shareholders' equity                           130,315          129,583
                                                   ---------        ---------

Total liabilities and shareholders' equity         $ 160,374        $ 162,188
                                                   =========        =========

*) Total cash and liquid investments               $ 118,128        $ 121,253
                                                   =========        =========


                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                            Six months ended
                                                                                June 30,
                                                                   ----------------------------------
                                                                         2009              2008
                                                                   ----------------  ----------------
                                                                               Unaudited
                                                                   ----------------------------------
Cash flows from operating activities:
  Net loss                                                           $   (401)       $ (6,946)
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                       1,702           1,916
    Accrued interest, amortization of premium and accretion of
      discount on marketable securities and bank deposits, net             93             858
    Stock -based compensation                                           2,285           2,571
    Gain on sale of property and equipment                                -                (6)
    Tax benefit relating to loss carryforwards resulting from
      exercise of stock options                                          (256)           (182)
    Decrease in trade receivables, net                                 (1,533)           (616)
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                                   (681)            657
    Decrease in inventories                                                66             603
    Decrease in long-term prepaid expenses                                170             170
    Decrease (increase) in deferred tax asset                             116            (183)
    Increase (decrease) in trade payables                                 281            (102)
    Increase (decrease) in deferred revenues                             (990)          1,010
    Increase (decrease) in other accrued expenses and accounts
      payable                                                          (2,069)          1,810
    Accrued severance pay, net                                           (243)             42
                                                                     --------        --------

Net cash provided by (used in) operating activities                    (1,460)          1,602
                                                                     --------        --------
Cash flows from investing activities:
  Proceeds from redemption of marketable securities                    14,870          38,382
  Purchase of marketable securities                                   (10,260)        (50,380)
  Proceeds from withdrawal of bank deposits                            49,979          72,924
  Purchase of bank deposits                                           (65,751)        (77,363)
  Purchase of property and equipment                                     (830)         (1,871)
  Proceeds from sale of property and equipment                            -                 6
                                                                     --------        --------

Net cash used in investing activities                                 (11,992)        (18,302)
                                                                     --------        --------

Cash flows from financing activities:
  Purchase of treasury stock                                           (1,141)         (6,416)
  Issuance of Ordinary shares and treasury stock for
    cash upon exercise of options                                          12              24
  Tax benefit related to exercise of stock options                        256             182
                                                                     --------        --------

Net cash used in financing activities                                    (873)         (6,210)
                                                                     --------        --------

Decrease in cash and cash equivalents                                 (14,325)        (22,910)
Cash and cash equivalents at beginning of period                       37,872          45,370
                                                                     --------        --------

Cash and cash equivalents at end of period                           $ 23,547        $ 22,460
                                                                     ========        ========


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               RADVISION LTD.
                                   (Registrant)



                               By: /s/Rael Kolevsohn
                                   -----------------
                                   Rael Kolevsohn
                                   Corporate Vice President and General Counsel


Date: July 30, 2009